

Baird Industrial Conference

November 10, 2009

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to market conditions or the Company's financial results, expense reductions, liquidity expectations, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending January 4, 2009, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.



Franklin Electric

Baird Industrial Conference
November 10, 2009

Business Overview
Scott Trumbull

Financial Overview
John Haines

Financial Summary

	Full Year 2008		3Q YTD 2009	
Sales	$746 M	(up 24%)	$481 M	(down 19%)
Net Income (Before Restructuring)	$45.5 M	(up 56%)	$22.1 M	(down 46%)
Cash Flow from Operations	$44.4 M		$88.3 M	
Net Debt/Equity	40%		21%	
Contribution Margin	42.3%		42.7%	
Fixed Spending per month	$20 M		$18 M	

Strategic Focus

Residential, Agricultural & Commercial Water Systems
$5.1 B global market potential

Fueling Equipment
$1.0 B global market potential



- Brand equity

- Leading market position

- Global growth potential

- Fragmented customer base

- Fragmented competitor base





Product Sales Mix
3Q YTD 2009 Sales





Geographic Sales Mix

3Q YTD 2009 Sales





Franklin Water Systems Sales in Developing Regions 2003-2008 ($ M)



Global Market Leadership
Major Product Categories

	Franklin Market Share Rank
Water Systems	
Groundwater Pumping	# 1 (Global)
Residential Wastewater Pumping	# 2 (North & South America)
Fueling Systems	
Fuel Pumping & Containment Systems	# 1 (Global)
Fuel & Vapor Management Systems	# 2 (Global)

Growth Strategy
Product Line Extensions & Geographic Expansion

Water Systems

    

| Franklin Submersible Motor 1950s | Motors, Controls and Drives 1990s | Motors, Pumps, Drives and Controls 2004 | Adjacent Pumping Systems 2006 | **$5.1** B Global Addressable Market |

Fueling Systems

    

| Franklin Submersible Motor 1960s | FE Petro Turbine Pump 1980s | FE Petro Turbine and Drive 1990s | Adjacent Products 2000s | **$1.0** B Global Addressable Market |



Residential Water Systems

Homeowner Dissatisfaction

• Low and fluctuating water pressure

– Well owners

– Municipal water systems users



Water Systems - Product Line Extensions

Homes on Water Wells

- Pressure tanks: 20 psi differential
- Alternative well solutions = $4,500
- Franklin installed base: 12 million homes
- Homeowner cost installed = $1,000
- Franklin revenue/unit: $\pm$ $400



Launch date: March 2010

Homes on Municipal Water

- 4-8 million homes dissatisfied with pressure
- Quiet and compact booster system
- Franklin revenue/unit: $\pm$ $900



Launch date: March 2010

Colibri™ Fuel Management System for Developing Countries

- Electronic inventory control and tank leak detection
- Developing countries
    - 200,000 stations
- Durable, easy to install, multilingual, easy to use
- Installed cost about 40% less than competitive systems
- Franklin revenue/unit ± $2,800



Launch date: October 2009


Franklin Electric

Manufacturing Headcount
In Low Cost Regions





Linares, Mexico
Plant Complex



Motor

Pump

2007 - Business Directions Initiative – Platinum Era Quality Award (Best Manufacturing Facility in Mexico)

2008 - Great Places to Work Institute – #1 Manufacturing Facility in Mexico

2009 - Finalist, *Industry Week's* – Best Plants in North America



Opportunities for growth and earnings improvement as markets stabilize

- Fueling – Positioning beyond the California sales surge

- Water – Operating leverage and margin improvement

Fueling Systems – Beyond California

Sales ($ M)

- Carryover California sales
- California replacement sales
- Recovering base business
- International sales
- New products



$200
$175
$150
$125
$100
$75
$50
$25
$0
= California
= Base
$63
$92
$135
$20
$115
$189
$74
$115
$139
$47
$92
$115-130
$15-20
$100-
110
2005
2006
2007
2008
2009
LTM 9/30/09
2010

	2005	2006	2007	2008	2009 LTM 9/30/09	2010
Operating Income	$8.2 M	$15.0 M	$26.1 M	$49.5 M	$26.3 M	
% Operating Income	13.0%	16.3%	19.3%	26.2%	18.9%	17 - 19%



Water Systems - Sales Bridge
9 mos. 2008 vs. 9 mos. 2009 ($ M)

$449 — 2008 9 mos. YTD

$19 — Acquisitions

($6) — International

($27) — FX

($49) — US/Canada

$386 — 2009 9 mos. YTD

North American Residential Pump Market
Industry Unit Shipments 2008-2009 (000 units)

	2008	**2009** **(LTM June)**	**%** **Change**
Wastewater Pumps[1]	3,365	2,744	(18%)
Groundwater Pumps[2]	1,302	1,091	(16%)
Total Residential	**4,667**	**3,835**	**(17%)**



- Housing starts
- Trade inventory
- Consumer spending

Franklin 2008-2009 (LTM June) unit shipments: (10%)

1) Source SSPMA
2) Source WSC

Water Systems Economics
Full year 2008 and LTM September 2009

	Full Year **2008**	LTM Sept. **2009**	
Sales	$557 M	$494 M	
Operating Income	$71 M	$61 M	
% Operating Income	12.7%	12.3%	
Q3			
% Contribution Margin	41.5%	43.1%	44%
Fixed Spending	$160 M	$152 M	$39.0 M

- Reduce raw material costs
- Stable pricing
- Fixed spending reductions



Going Forward:
- Some price recovery
- Increasing raw material costs
- Linares cost savings

Water Systems Pro-forma Operating Income
Sales Recover and Q3 Margins and Fixed Cost

	Full Year 2008	LTM Sept. 2009	Pro-forma Partial Sales Recovery Q3 Margins/Fixed	Pro-forma Full Sales Recovery Q3 Margins/Fixed
Sales	$557 M	$494 M	$525 M	$557 M
% Contribution Margin	41.5%	43.1%	44%	44%
Contribution	$231 M	$213 M	$231 M	$245 M
Fixed	$160 M	$152 M	$156 M	$158 M
Operating Income (Before Restructuring)	$71 M	$61 M	$75 M	$87 M
% Operating Income	12.7%	12.3%	14.3%	15.6%



Balance Sheet Strength



Cash Generated from Operation
9 mos. YTD ($ M)



Inventory Balances
September to September ($ M)



Capital Expenditures
9 mos. YTD ($ M)



Revolver Debt Outstanding
September to September ($ M)

Strong cash generation used to pay down debt


Franklin Electric

Summary

- Strong brand in attractive businesses

- Technical leader in our specialties

- Large and growing presence in developing regions

- World class, low-cost manufacturing footprint

- Strong balance sheet

- Positioned to achieve leveraged earnings growth
  as markets recover



Appendix

Non-GAAP Disclosures

Franklin Electric

Earnings and Earnings Per Share
Before and After Restructuring Expense

(in millions except Earnings Per Share)

	For the Third Quarter			For the First Nine Months		
	2008	2009	Change	2008	2009	Change
Net Income attributable to FE Co.,Inc.	$ 17.3	$ 8.6	-50%	$ 40.7	$ 18.3	-55%
Restructuring Expense (Before Tax)	$ -	$ 1.0		$ 0.1	$ 5.6	
Actual tax rate	33.6%	32.0%		34.3%	32.4%	
Restructuring Charges, net of tax	$ -	$ 0.7		$ 0.1	$ 3.8	
Average Fully Diluted Shares Outstanding	23.3	23.4	0%	23.2	23.3	0%
Fully Diluted Earnings Per Share Reported	$ 0.74	$ 0.37	-50%	$ 1.75	$ 0.79	-55%
Restructuring Expense Per Share, net of tax	$ -	$ 0.03		$ -	$ 0.16	
Fully Diluted Earnings Per Share Before Restructuring Expense	$ 0.74	$ 0.40	-46%	$ 1.75	$ 0.95	-46%

Franklin Electric

Net Sales	For the Third Quarter			For the First Nine Months		
(in millions)	Water	Fueling	Consolidated	Water	Fueling	Consolidated
Sales for 2008	$ 154.6	$ 61.2	$ 215.8	$ 448.7	$ 144.8	$ 593.5
Acquisitions	$ 6.5	$ -	$ 6.5	$ 18.9	$ -	$ 18.9
Foreign Exchange	$ (5.4)	$ (0.1)	$ (5.5)	$ (26.9)	$ (0.9)	$ (27.8)
Organic Change	$ (18.3)	$ (32.5)	$ (50.8)	$ (54.4)	$ (49.1)	$ (103.5)
Sales for 2009	$ 137.4	$ 28.6	$ 166.0	$ 386.3	$ 94.8	$ 481.1

Operating Income and Margin Percentages
Before and After Restructuring Expense

(in millions)

	For the Third Quarter 2009				For the First Nine Months 2009			
	Water	Fueling	Corporate	Consolidated	Water	Fueling	Corporate	Consolidated
Reported Operating Income	$ 20.8	$ 3.9	$ (9.2)	$ 15.5	$ 45.9	$ 15.8	$ (27.6)	$ 34.1
Restructuring Expense	$ 0.2	$ 0.1	$ 0.7	$ 1.0	$ 4.5	$ 0.2	$ 0.9	$ 5.6
Operating Income before Restructuring Expense	$ 21.0	$ 4.0	$ (8.5)	$ 16.5	$ 50.4	$ 16.0	$ (26.7)	$ 39.7
% Operating Income To Net Sales	15.1%	13.6%		9.3%	11.9%	16.7%		7.1%
% Operating Income Before Restructuring Expense To Net Sales	15.3%	14.0%		9.9%	13.0%	16.9%		8.3%

	For the third Quarter 2008				For the First Nine Months 2008			
	Water	Fueling	Corporate	Consolidated	Water	Fueling	Corporate	Consolidated
Reported Operating Income	$ 18.7	$ 19.3	$ (10.4)	$ 27.6	$ 60.3	$ 39.2	$ (30.4)	$ 69.1
Restructuring Expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operating Income before Restructuring Expense	$ 18.7	$ 19.3	$ (10.4)	$ 27.6	$ 60.3	$ 39.2	$ (30.4)	$ 69.1
% Operating Income To Net Sales	12.1%	31.5%		12.8%	13.4%	27.1%		11.6%
% Operating Income Before Restructuring Expense To Net Sales	12.1%	31.5%		12.8%	13.4%	27.1%		11.6%



Net Contribution Margin – Water Systems only

Water Systems (million $)

	Actual 2008	LTM Sept. 2009	Change
Net Sales	$ 557	$ 494	$ (63)
Operating Income			
Before restructuring expense	$ 71	$ 61	$ (10)
Total fixed costs (a)	$ 160	$ 152	$ 8
Net Contribution	$ 231	$ 213	$ (18)
as a % of sales	41.5%	43.1%	1.6%

(a) Includes all costs other than variable manufacturing costs